Schedule 1

Transactions Effected in the Past 60 Days

The following transactions in the shares of Common Stock were effected in open market sales by Famatown Finance Limited in the past sixty (60) days:

Date	Amount of shares of Common Stock Bought/(Sold)	Approx. Price ($) per Share
4/30/2026	(156,924)	81.276
5/1/2026	(150,000)	82.161
5/5/2026	(35,250)	85.085
5/6/2026	(135,000)	87.480
5/8/2026	(33,956)	90.663
5/11/2026	(45,342)	92.121